SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
Trinity Biotech plc
(Name of Issuer)
Class A Ordinary Shares represented by American Depositary Shares
(Title of Class of Securities)
896438306
(CUSIP Number)
April 25, 2019
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

Whitefort Capital Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,190,012

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,190,012

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,190,012

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7% (1)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

(1) Based on 20,902,003 American Depositary Shares outstanding as reported by the Issuer. Each American Depositary Share reported on this Schedule 13G represents four Class A Ordinary Shares.

1.	NAMES OF REPORTING PERSONS

Whitefort Capital Management, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,190,012

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,190,012

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,190,012

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7% (1)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN, IA

(1) Based on 20,902,003 American Depositary Shares outstanding as reported by the Issuer. Each American Depositary Share reported on this Schedule 13G represents four Class A Ordinary Shares.

1.	NAMES OF REPORTING PERSONS

David Salanic

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,190,012

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,190,012

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,190,012

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7% (1)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

(1) Based on 20,902,003 American Depositary Shares outstanding as reported by the Issuer. Each American Depositary Share reported on this Schedule 13G represents four Class A Ordinary Shares.

1.	NAMES OF REPORTING PERSONS

Joseph Kaplan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,190,012

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,190,012

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,190,012

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7% (1)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

(1) Based on 20,902,003 American Depositary Shares outstanding as reported by the Issuer. Each American Depositary Share reported on this Schedule 13G represents four Class A Ordinary Shares.

Item 1(a).	Name of Issuer:
Trinity Biotech plc (“Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
IDA Business Park, Bray, County Wicklow, Ireland, A98 H5C8

Item 2(a).	Name of Persons Filing:
The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):
●	Whitefort Capital Master Fund, LP, a Cayman Islands exempted limited partnership (the “Master Fund”);
●	Whitefort Capital Management, LP, a Delaware limited partnership (“Whitefort Management”);
●	David Salanic, a French citizen (“Mr. Salanic”); and
●	Joseph Kaplan, a United States citizen (“Mr. Kaplan”).
Whitefort Management acts as the investment manager of the  Master Fund. Each of Mr. Salanic and Mr. Kaplan is a Co-Managing Partner of Whitefort Management.
By virtue of these relationships, each of Whitefort Management, Mr. Salanic and Mr. Kaplan may be deemed to have voting and dispositive power with respect to the Class A Ordinary Shares (as defined below) owned by the Master Fund.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The principal business address of each of the Reporting Persons is 780 Third Avenue, 26th Floor, New York, New York 10017.
Item 2(c).	Citizenship:
Mr. Salanic is a citizen of France.
Mr. Kaplan is a citizen of the United States.
The Master Fund is a limited partnership formed under the laws of the Cayman Islands.
Whitefort Management is a limited partnership formed under the laws of the State of Delaware.
Item 2(d).	Title of Class of Securities:
Class A Ordinary Shares, par value US$0.0109 (the “Class A Ordinary Shares”) (held through American Depositary Shares, each representing four Class A Ordinary Shares).
Item 2(e).	CUSIP Number:
896438306

Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership.
(a)	Amount beneficially owned:
As of the close of business on May 3, 2019,
(i)	The Master Fund owned 1,190,012 shares of Class A Ordinary Shares;
(ii)	Whitefort Management, as the investment manager of the Master Fund, may be deemed to have beneficially owned the 1,190,012 shares of Class A Ordinary Shares owned by the Master Fund;
(iii)	Mr. Salanic, as a Co-Managing Partner of Whitefort Management, may be deemed to have beneficially owned the 1,190,012 shares of Class A Ordinary Shares owned the Master Fund.
(iv)	Mr. Kaplan, as a Co-Managing Partner of Whitefort Management, may be deemed to have beneficially owned the 1,190,012 shares of Class A Ordinary Shares owned by the Master Fund.
(b)	Percent of Class:
The percentage of Class A Ordinary Shares reported owned by each person named herein is based upon 20,902,003 shares of Class A Ordinary Shares outstanding as of December 31, 2018. As of the close of business on May 3, 2019, each of the Reporting Persons may be deemed to beneficially own 5.7% of the outstanding shares of Class A Ordinary Shares. The amounts of securities reported as beneficially owned on this Schedule 13G are the number of American Depositary Shares that may be deemed to be beneficially owned by the Reporting Persons. Each American Depositary Share represents four of the Issuer’s Class A Ordinary Shares.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:
See Cover Pages Items 5-8.
(ii)	Shared power to vote or to direct the vote:
See Cover Pages Items 5-8.
(iii)	Sole power to dispose or to direct the disposition:
See Cover Pages Items 5-8.
(iv)	Shared power to dispose or to direct the disposition:
See Cover Pages Items 5-8.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	May 3, 2019

WHITEFORT CAPITAL MASTER FUND, LP
By: Whitefort Capital GP, LLC, its general partner

By:	/s/ David Salanic David Salanic, Co-Managing Partner

By:	/s/ Joseph Kaplan Joseph Kaplan, Co-Managing Partner

WHITEFORT CAPITAL MANAGEMENT, LP

By:        /s/ David Salanic
              David Salanic, Co-Managing Partner

By:        /s/ Joseph Kaplan
              Joseph Kaplan, Co-Managing Partner

/s/ David Salanic
DAVID SALANIC

/s/ Joseph Kaplan
JOSEPH KAPLAN